SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

  Golden Queen Mining Company LTD

(Name of Issuer)

  Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38115J100
1	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)		Hedgehog Capital LLC
2	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		DE
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power	4,970,200
	6	Shared Voting Power
	7	Sole Dispositive Power	4,970,200
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned By Each Reporting Person		4,970,200
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented By Amount In Row (9)		6.34%
12	Type of Reporting Person		OO

CUSIP No. 38115J100
1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)		Hedonic Capital LLC
2	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		DE
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power	900,000
	6	Shared Voting Power
	7	Sole Dispositive Power	900,000
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned By Each Reporting Person		900,000
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented By Amount In Row (9)		1.15%
12	Type of Reporting Person		OO

CUSIP No. 38115J100
1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)		David T. Lu
2	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power	7,177,764 *
	6	Shared Voting Power
	7	Sole Dispositive Power	7,177,764 *
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned By Each Reporting Person		7,177,764 *
* 4,970,200 shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 900,000 shares are owned by Hedonic Capital LLC. David T. Lu as managing member of Hedonic Capital LLC has sole dispositive power over these shares. 1,307,564 shares are owned by David T. Lu individually, and David T. Lu has sole dispositive and voting power over these shares
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented By Amount In Row (9)		9.15%
12	Type of Reporting Person		IN

Item 1(a).	Name of Issuer:
Golden Queen Mining Company LTD
Item 1(b).	Address of Issuer's Principal Executive Offices:
6411 Imperial Avenue Vancouver, British Columbia V7W 2J5 Canada
Item 2(a).	Name of Person Filing:
(1) Hedgehog Capital LLC (2) Hedonic Capital LLC (3) David T. Lu
Item 2(b).	Address of Principal Business Office, or if None, Residence:
1117 E. Putnam Ave #320 Riverside, CT 06878
Item 2(c).	Citizenship:
(1) DE (2) DE (3) USA
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
38115J100
Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(1)
(2)
(3)

Item 4.	Ownership.
Hedgehog Capital LLC
(a)	Amount beneficially owned: 4,970,200
(b)	Percent of class: 6.34%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 4,970,200
	(ii)	Shared power to vote or to direct the vote: ________________.
	(iii)	Sole power to dispose or to direct the disposition of: 4,970,200
	(iv)	Shared power to dispose or to direct the disposition of: ________________.

Hedonic Capital LLC
(a)	Amount beneficially owned: 900,000
(b)	Percent of class: 1.15%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 900,000
	(ii)	Shared power to vote or to direct the vote: ________________.
	(iii)	Sole power to dispose or to direct the disposition of: 900,000
	(iv)	Shared power to dispose or to direct the disposition of: ________________.

David T. Lu
(a)	Amount beneficially owned: 7,177,764*
(b)	Percent of class: 9.15%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 7,177,764*
	(ii)	Shared power to vote or to direct the vote: ________________.
	(iii)	Sole power to dispose or to direct the disposition of: 7,177,764*
	(iv)	Shared power to dispose or to direct the disposition of: ________________.

* 4,970,200 shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 900,000 shares are owned by Hedonic Capital LLC. David T. Lu as managing member of Hedonic Capital LLC has sole dispositive power over these shares. 1,307,564 shares are owned by David T. Lu individually, and David T. Lu has sole dispositive and voting power over these shares.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/08/08	By:	/s/ Hedgehog Capital LLC by David T. Lu
David T. Lu, Managing Member

By:	/s/ Hedonic Capital LLC by David T. Lu
David T. Lu, Managing Member

By:	/s/ David T. Lu
David T. Lu